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CUSIP NO. 8933755-10-5                               Page 1 of 7 Pages
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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                     TRANS WORLD GAMING CORP.
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                         (Name of Issuer)


             COMMON STOCK, $.001 PAR VALUE PER SHARE
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                  (Title of Class of Securities)


                           8933755-10-5
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                          (CUSIP Number)


                     Jeffrey A. Koeppel, Esq.
                      Sheryl Jones Alu, Esq.
             Elias, Matz, Tiernan & Herrick L.L.P.
                      734 15th Street, N.W.
                     Washington, D.C.  20005
                          (202) 347-0300
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      (Name, Address, Telephone Number of Person Authorized
              to Receive Notices and Communications)

                        December 31, 1997
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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CUSIP NO. 8933755-10-5                               Page 2 of 7 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       CIK
    Andrew Tottenham   CCC
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                   (b)  [x]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
    PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d)
    or 2(e) [ ]

    Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER

    723,000
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    910,500
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER
    723,000
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER
    910,500
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    723,000
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    29.91%
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14. TYPE OF REPORTING PERSON
    IN
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CUSIP NO. 8933755-10-5                              Page 3 of 7 Pages
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Item 1. Security and Issuer

     This Statement relates to the shares of common stock, $.001 par value per share ("Common Stock"),of Trans World Gaming Corp., a company organized under the laws of Nevada (the "Issuer"). The address of the Issuer's principal executive office is One Penn Plaza, Suite 1503, New York, New York 10119-0002.

Item 2. Identity and Background

(a)     The person filing this Statement is Andrew Tottenham.

(b)     The business address of the person filing this Statement is:
        Tottenham & Co., 3 Garfield Mews, London SW11 5PL United Kingdom.

(c) Mr. Tottenham serves as the President, the Chief Executive Officer and a Director of the Issuer. The Issuer is in the business of acquiring, developing, and managing, to the extent permitted by applicable local laws, gaming establishments featuring live and mechanized gaming, including video gaming devices such as video poker machines. The principal address of the Issuer is: One Penn Plaza, Suite 1503, New York, New York 10119-0002.

(d) During the past five years, the reporting person filing this Statement has not been convicted in a criminal proceeding
        (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the reporting person filing this Statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)     The reporting person filing this Statement is a citizen of England.

Item 3. Source and Amount of Funds or Other Consideration

     As of the date hereof, the number of shares with respect to which Mr. Tottenham may be deemed to be the beneficial owner is 910,500 shares of Common Stock, 100,000 of which are subject to Common Stock options granted to Mr. Tottenham on December 31, 1997 under the Issuer's 1993 Incentive Stock Option Plan ("1993 Option Plan"). These
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CUSIP NO. 8933755-10-5                              Page 4 of 7 Pages
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options are fully vested and may be immediately exercised by Mr. Tottenham at a price of $.30 per share.

Item 4. Purpose of Transaction
------------------------------

     The Reporting Person, who is currently the President and Chief Executive Officer of the Issuer, has acquired the Common Stock for the purpose of making an investment in the Issuer. The Reporting Person intends to review, from time to time, his investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, he may acquire shares of the Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market conditions, compliance with applicable securities laws and other factors, the Reporting Person may determine to dispose of some or all of the securities currently owned by him or otherwise acquired by him either in the open market or in privately negotiated transactions.

     (a) - (j) Except as discussed in this Statement, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation and Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
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CUSIP NO. 8933755-10-5                              Page 5 of 7 Pages
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Item 5. Interest in Securities of the Issuer
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(a)  As a result of the Reporting Person's ownership of the Common Stock, as well as his ownership of previously acquired shares of the Issuer's Common Stock, the Reporting Person beneficially owns a total of 910,500 shares of Common Stock of the Issuer, which includes the following: 375,000 shares of Common Stock acquired under a Stock Purchase Agreement dated January 1, 1997, by and among the Issuer, the Reporting Person and the Reporting Person's spouse (the "Stock Purchase Agreement"); 187,500 shares of Common Stock that may be acquired upon the exercise of the certain warrants to purchase such Common Stock exercisable at $.5938 through December 31, 2001, (the "Warrants"); 58,500 shares of Common Stock previously acquired; 102,000 shares of Common Stock that may be acquired within 60 days upon the exercise of certain options granted under the Issuer's 1993 Option Plan; 125,000 shares of Common Stock acquired under the Stock purchase Agreement by the Reporting Person's spouse, as to which shares the Reporting Person disclaims any beneficial ownership; and 62,500 shares of Common Stock that may be acquired by the Reporting Person's spouse upon the exercise of the Warrants, as to which Warrants the Reporting Person disclaims any beneficial ownership. The total of 910,500 shares represents approximately 29.91% of the currently outstanding shares of Common Stock of the Issuer (calculated on the basis of the 3,044,286 shares of Common Stock outstanding as of April 9, 1998).

(b) The Reporting Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 723,000 shares of Common Stock, and has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 910,500 shares of Common Stock.

(c) Except as described herein, the Reporting Person has not acquired or disposed of any shares of the Issuer's Common Stock during the past sixty days.

(d) - (e)  Items 5(d) and (e) are inapplicable to the Reporting Person.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to
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Securities of the Issuer
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     The Reporting Person and his spouse are each the holder of a Non-
Negotiable Promissory Note dated January 1, 1997 (the "Notes") in the principal amounts of $150,000 and $50,000, respectively. As of January 1, 1998, at the option of the Reporting Person and his spouse, the Notes are convertible into shares of Common Stock of the Issuer at a conversion price of $1.00 per share. Such convertibility feature vests at a rate of 20% per year, unless the Issuer completes a registered public offering of the Common Stock during the term of the Notes; in that case, the Notes immediately become 100% vested and fully convertible. To determine the number of shares of Common Stock issuable as the
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CUSIP NO. 8933755-10-5                              Page 6 of 7 Pages
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Reporting Person's and his spouse's interests in the convertibility feature of the Notes vest over time, the principal amount plus any accrued interest then outstanding on the Notes will be divided by the conversion price in effect on the conversion date. The Notes may not be prepaid in whole or in part, by the Issuer at any time.

     The Reporting Person entered into an Employment Contract with the Issuer, dated December 26, 1996, pursuant to which the Reporting Person will serve as President and Chief Executive Officer of the Issuer for a term of five years.
As part of his compensation under the Employment Contract, the Reporting Person will be eligible for participation in the Issuer's 1993 Plan as a salaried employee. As of December 31, 1997, incentive stock options to purchase 100,000 shares of the Issuer's Common Stock were granted to him under such plan. The options have a ten-year term, an exercise price of $0.30 per share and became fully exercisable on the date of the grant. The 2,000 options to purchase the Issuer's Common Stock which the Reporting Person currently owns pursuant to the 1993 Option Plan were granted to him as non-statutory options for his services as an outside director of the Issuer prior to 1997. These non-statutory options have a ten-year term, have an exercise price per share equal to the fair market value of a share of the Common Stock on the date of grant and become fully exercisable on the date of the grant.

Item 7. Material to be Filed as Exhibits

     None.
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CUSIP NO. 8933755-10-5                              Page 7 of 7 Pages
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                              SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





By: /s/Andrew Tottenham
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    Andrew Tottenham


Date: June 19, 1998
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